

OLD GLORY BANK®

Serving the Freedom and Crypto Economy

Investor Presentation

January 2026

"The genius of Roger Ailes and Rupert Murdoch was that they identified a **niche …** that was **half the American people**."   Charles Krauthammer

Disclaimer

About this Presentation

This presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the "Potential Business Combination") between Old Glory Holding Company ("Old Glory Bank") and Digital Asset Acquisition Corp. ("DAAQ"), and for no other purpose.

No Offer or Solicitation

This Presentation does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the "Securities Act") or an exemption therefrom.

No Representations and Warranties

No representations or warranties, express, implied or statutory are given in, or in respect of, this Presentation, and no person may rely on the information contained in this Presentation. Any data on past performance or modeling contained herein is not an indication as to future performance. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Old Glory Bank and DAAQ, and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Information disclosed in this Presentation is current as of the date of publication or as otherwise noted in a corresponding footnote, and neither Old Glory Bank nor DAAQ assume any obligation to update the information in this Presentation. Each recipient also acknowledges and agrees that the information contained in this Presentation (i) is preliminary in nature and is subject to change, and any such changes may be material and (ii) should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of this Presentation. To the fullest extent permitted by law, in no circumstances will Old Glory Bank or DAAQ or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation discusses trends and markets that Old Glory Bank's and DAAQ's leadership team believes will impact the development and success of Old Glory Bank and the combined company based on its current understanding of the marketplace and each recipient acknowledges this information is preliminary in nature and subject to change. Neither the Securities Exchange Commission (the "SEC") nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Potential Business Combination described herein or determined that this Presentation is truthful or complete.

Forward-Looking Statements

Certain statements included in this Presentation are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "project," "forecast," "predict," "potential," "seem," "seek," "future," "outlook," "target," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Potential Business Combination and the projected future financial and operational performance of the combined company following the Potential Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Potential Business Combination; (4) the anticipated capitalization and enterprise value of the combined company following the consummation of the Potential Business Combination; (5) statements regarding the combined company's operations following the Potential Business Combination; (6) the amount of redemption requests made by DAAQ's public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of the combined company or Old Glory Bank, including relating to the launch of new products; (9) the ability of the combined company to issue equity or equity-linked securities in the future; (10) the outcome of any legal proceedings that may be instituted against Old Glory Bank or DAAQ; (11) changes to the proposed structure of the Potential Business Combination that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Potential Business Combination; (13) the risk that the Potential Business Combination disrupts current plans and operations of Old Glory Bank; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal and state governmental authorities, including the FDIC and Oklahoma State Banking Department; and (15) expectations related to the terms and timing of the Potential Business Combination and the ability of the parties to successfully consummate the Potential Business Combination. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Old Glory Bank's and DAAQ's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Old Glory Bank and DAAQ. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the slide entitled "Risk Factors" in the appendix to this Presentation and those set forth in the section entitled "Risk Factors" in DAAQ's registration statement on Form S-1 (File No. 333-284776), which was declared effective by the SEC on April 28, 2025, and in those other documents that DAAQ has filed, or that DAAQ and the combined company will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither Old Glory Bank nor DAAQ presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect the relevant parties' expectations, plans or forecasts of future events and views as of the date of this Presentation. Each of Old Glory Bank and DAAQ anticipate that subsequent events and developments will cause those assessments to change. However, while Old Glory Bank or DAAQ may elect to update these forward-looking statements at some point in the future, each of Old Glory Bank and DAAQ specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of Old Glory Bank's or DAAQ's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

In connection with a Potential Business Combination, DAAQ and Old Glory Bank are expected to prepare a registration statement on Form S-4 (the "Registration Statement") to be filed with the SEC by DAAQ, which will include preliminary and definitive proxy statements to be distributed to DAAQ's shareholders in connection with DAAQ's solicitation for proxies for the vote by DAAQ's shareholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of the combined company in connection with the completion of the Potential Business Combination. After the Registration Statement has been filed and declared effective, DAAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Potential Business Combination. DAAQ's shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with DAAQ's solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Potential Business Combination, because these documents will contain important information about DAAQ, Old Glory Bank and the Potential Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC by DAAQ and the combined company, without charge, at the SEC's website located at www.sec.gov or by directing a request to DAAQ at 174 Nassau Street, Suite 2100, Princeton, New Jersey 08542.

This Presentation is not a substitute for the Registration Statement or for any other document that DAAQ and/or the combined company may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Participants in Solicitation

DAAQ, Old Glory Bank and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of DAAQ's shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding DAAQ's directors and executive officers in DAAQ's filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to DAAQ's shareholders in connection with the Potential Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of DAAQ's shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

OLD GLORY BANK

Disclaimer Cont.

Trademarks

This Presentation contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and do not imply, a relationship with Old Glory Bank or DAAQ, an endorsement or sponsorship by or of Old Glory Bank or DAAQ, or a guarantee that Old Glory Bank or DAAQ will work or will continue to work with such third parties. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Old Glory Bank, DAAQ or the any third- party will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

Industry and Market Data

Industry and market data used in this Presentation has been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither DAAQ nor Old Glory Bank has independently verified the data obtained from these sources and cannot assure you of the reasonableness of any assumptions used by these sources or the data's accuracy or completeness.

No Incorporation by Reference

The contents of any websites or other citations referenced in this Presentation are not incorporated by reference herein.

Risk Factors

For a non-exhaustive description of the risks relating to an investment in a private placement in connection with the Potential Business Combination, please review "Risk Factors" in the appendix to this Presentation.

OLD GLORY BANK

Today's Presenters

Old Glory Bank



Michael Ring
Co-Founder
President & CEO









GreenbergTraurig
U.S. AIR FORCE
The University of Akron School of Law

Eric Ohlhausen
Co-Founder
Chief Strategy Officer





brightwell
NationsBank
University of Virginia

Michael Shaw
Co-Founder
Chief Innovation Officer













REALTIME GAMING
Microsoft
Princeton University

David Bright
Chief Financial Officer











KPMG
Entegra Bank – Trust. Integrity. Since 1922
Bob Jones University – Est. 1927

Digital Asset Acquisition Corp.



Peter Ort
Chief Executive Officer





Cambium Capital
Goldman Sachs
Duke University

Jeff Tuder
Chief Financial Officer









FORTRESS
JHL CAPITAL GROUP LLC
Yale

Overview of Digital Asset Acquisition Corp.

Our team combines deep tradfi and digital-asset expertise to be a long-term partner in creating shareholder value

About Digital Asset Acquisition Corp.

- Digital Asset Acquisition Corp. (Nasdaq: DAAQ; DAAQU; DAAQW) is a Nasdaq-listed special purpose acquisition company that raised $172.5 million in its initial public offering in April 2025

- DAAQ offers a unique value-added partnership contributing:

1 Extensive Operating and Investing Experience

2 Strong Leadership with Deep Roots in Digital Assets

3 Global Network of Industry Relationships

4 Proven Capital Markets and Capital Raising Capabilities

5 Partnership Approach Emphasizing Long-Term Value Creation

Board with Significant Digital Assets Experience



Rebecca Rettig
Board Member





Kristin Smith
Board Member





Thomas Trowbridge
Board Member

 

Advisory Committee of Leaders in Digital Assets & Government



Boaz Avital







CJ Jouhal



 



David Namdar





Curtis Weldon





Business Combination Summary

Business Combination Structure	▪ **Old Glory Bank,** a digital-first financial institution focused on personal and small-business banking services, intends to complete a business combination (the "Business Combination") with **Digital Asset Acquisition Corp.** ▪ The transaction is targeted to close in **Q2 2026**, subject to the satisfaction of customary closing conditions
Capital Structure	▪ The Business Combination is expected to be funded by a combination of DAAQ's cash in trust and expected proceeds from a PIPE, resulting in ~**$207M net cash**[1] on the balance sheet at closing ▪ We currently expect net proceeds from the proposed transaction to be used for transaction-related fees and expenses, general corporate purposes, including satisfying applicable regulatory leverage ratio requirements
Valuation	▪ The Business Combination implies a pro forma **enterprise value of ~$441.8M**[1] for the Combined Company ▪ Providing an attractive entry point to potential PIPE investors & Digital Asset shareholders ▪ Existing Old Glory shareholders will **rollover 100%** of their equity as part of the deal, resulting in ~**47%** ownership in the Combined Company
Old Glory's Unique Approach	▪ **The Unserved Modality**: Old Glory's proposed digital-first approach coupled with America first values is not currently represented by other publicly traded financial institutions, providing investors the only public access point to invest in a bank with this unique approach ▪ Designed to provide convenient banking services through modern, **cloud-enabled infrastructure** aiming for efficient, scalable operations ▪ Plan to integrate **stablecoin payments** and **crypto-backed credit** to expand customer access to alternative financing tools

(1) Assumes 0% redemptions from ~$176M cash in trust, a $50M PIPE raise and $15.4M in transaction expenses.

OLD GLORY BANK

Problem: Debanking and Government Surveillance

Crypto, Oil & Gas, Firearms, and Conservatives Debanked









Libs of TikTok @libsoftiktok
Subscribe

They debanked a President's wife and son. This should be illegal.

INDEPENDENT Support Now Menu
NEWS SPORTS VOICES CULTURE LIFESTYLE

News > World > Americas > US politics

Melania Trump claims Barron was refused a bank account because of 'cancel culture'

Melania claims her 'long-time' bank terminated her account – and refused to open one for Barron

Rhian Lubin • Wednesday 09 October 2024 13:26 BST

10:41 PM · Nov 30, 2024 · **1.8M** Views

KFOX

Florida AG looks into JP Morgan, Arctic Frost following debanking of Trump media

JP Morgan was notified Monday by Florida Attorney General James Uthmeier that it was opening a probe due to its cooperation with a probe...

Nov 10, 2025

Donald Trump Jr. @DonaldTrumpJr

Watch this all and understand what your government has been doing to you.

The Bitcoin Therapist @TheBTCTherapist · Nov 28
WARNING: This interview will be the most important 8 minutes of your life. ‼

If you can't get to the end of this clip without understanding the value proposition of Bitcoin, you are a sheep living in the matrix.

8:11

12:43 PM · Nov 29, 2024 · **1.1M** Views

Fox News · 19h

'Alarming' surveillance: Feds asked banks to search private transactions for terms like...

The Treasury Department asked banks to search and filter customer transactions for terms like "MAGA"...

Banking Dive

OCC cites 9 big banks' 'inappropriate' debanking actions

The agency stopped short of detailing specific instances but pointed to policy statements from 2020 through 2022 in a preliminary report...

Dec 10, 2025





The Musings of LW @themusingsoflw

My business account was debanked by Chase, so I took ALL my accounts and joined Old Glory Bank @OldGloryBank

oldglorybank.com
Old Glory Bank | Home
The pro-America, FDIC-insured, online bank dedicated to protecting your Privacy, Security, and Liberty from cancel-...

12:40 AM · Dec 1, 2024 · **85** Views

Solution: Old Glory Bank Was Created as a Market Response

Influential Co-Founders & Board Members



Dr. Ben Carson
Co-Founder and Director

- Former U.S. HUD Secretary; world-renowned neurosurgeon
- Former U.S. presidential candidate; bestselling author



Governor Mary Fallin Christensen
Co-Founder and Director

- 2-Term Former Governor of Oklahoma
- 2-Term Former LT Governor of Oklahoma
- Former U.S. Congresswoman
- National leadership roles in NGA, RLGA, and Lt. Governor's Association



Larry Elder
Co-Founder and Director

- National talk radio/TV host; bestselling political author
- Former presidential and gubernatorial candidate



Sean Spicer
Director

- Former White Secretary; Navy Reserve Captain
- Former RNC Communications Director and Chief Strategist



Joseph Meade
Director

- 40 Years with FDIC
- Served as Acting Deputy Regional Direct in Dallas and San Francisco Offices
- Served as Section Chief in Washington Office
- Served as Instructor at the FDIC University



Dan Schneider
Co-Founder and Director

- Senior executive at Media Research Center
- Former CPAC Executive Director
- Former Bush Administration official with key federal leadership roles



John Rich
Co-Founder

- Music and Television Star
- Founder and Creator of Red Neck Riviera
- 2025 Bob Hope Award by Congressional Medal of Honor Society



Bill Shine
Co-Founder and Executive Chairman

- Former Co-President of Fox News
- Former President of Fox Business News
- Former White House Deputy Chief of Staff for Communications for 45th Administration



Old Glory Bank's Value Proposition

An FDIC Insured Bank with Brand-Loyalty, Rapid Growth, and Technology

- **FDIC Insured *Bank – Not* a National Trust Charter**

- **Physical Branch on Main Street in Elmore City, OK**

- **April 2023 Launch of Premier Online Banking Platform**

- **Grew Online <u>Retail</u> Deposit Accounts from 0 in April 2023 to approximately 79,000 by December 2025[1]**

- **Grew Online <u>Business</u> Deposit Accounts from 0 in October 2023 to ~4,000 by December 2025[1]**

- **Grew Deposits from $10mm in April 2023 to $247mm by December 2025[2]**

- **Low Cost of Funds at 0.86% for Q3 2025[3]**

- **Proudly Started banking Crypto Companies in early 2024[1]**





(1) OGB provided data
(2) OGB Consolidated Report of Condition and Income as of 12/31/25
(3) OGB Uniform Bank Performance Report as of 12/31/25 (https://cdr.ffiec.gov/Public/Reports/UbprReport.aspx?rptCycleIds=150,145,140,135,130&rptid=283&idrssd=116554&peerGroupType=&supplemental=)

OLD GLORY BANK

Financial Highlights

Primed to scale efficient, nation-wide growth

Cost of Funds [1]



Account Growth & Deposit Expansion



Efficiency & Margin Commentary

➤ OGB's 0.86% cost of funds places the bank among the top-decile performers in funding efficiency in it's peer group [2]

➤ OGB now supports 83,000+ total deposit accounts, reflecting strong customer acquisition despite limited marketing spend

Deposit Expansion Drivers

➤ Consistent quarterly account growth across retail and small business segments is driving higher deposit balances

➤ Deposits grew from $149M to $247M over the most recently completed five quarters, with recent growth moderated by capital constraints[1]

(1) Derived from Call Report data as of September 30, 2025 representing the most recently available period. (2) FDIC Bank Peer Group 9 (Insured commercial banks having assets between $100 million and $300 million, with 2 or fewer full service banking offices and not located in a metropolitan statistical area)



OGB Debit Card Spend

Average Interchange Fee of 95bps

Monthly Debit Card Spend



Full Suite of Online Retail Banking Tools

Modern tools built for everyday financial freedom

- ☑ Debit & Credit Cards
- ☑ Card Controls
- ☑ 40k Free ATMs
- ☑ 2/3 Day Early Pay
- ☑ Free Accounts
- ☑ No-Fee Overdrafts
- ☑ Online Bill Pay
- ☑ Automated Savings
- ☑ Mobile Check Deposits
- ☑ Custom Alerts
- ☑ Financial Planning Tools
- ☑ Apple & Google Wallet


ACCOUNTS Routing #
Freedom Checking 0088
Available Balance $21,338.21
Current Balance $21,435.23
Become An Owner
OLD GLORY BANK
Click Here
LINKED ACCOUNTS
Citi Premier? Card-0760
Current Balance $0.00
Credit Limit $14,500.00
Venture
Current Balance $8,812.90
Updated 10 minutes ago
Delta SkyMiles® Platinum Card
Current Balance $1,970.13
Credit Limit $32,200.00
Primary Checking
Current Balance $8,905.76
Available Balance $8,905.76
HOME
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9:03
Back
Transaction Details
Home
Tractor Supply Company
$13.22
Department Store
In-Store
Debit *9975
Posted
Fri, Feb 21, 2025
4:46 PM
Maps Legal
Tractor Supply Company
10161 Lochridge Blvd
Covington, GA 30014, United States
Call
Website
Hours
TRACTOR SUPPLY #
Show More
Add a memo...
Tag ...


4:49
FINANCIAL OVERVIEW
May 1 - May 4
Total amount
$747.72
Food & Dining $365.34
Bills & Utilities $184.42
Travel $104.84
Home $62.12
All other spending $31.00
Link Account
SET A GOAL
HOME
TRANSFER
DEPOSIT CHECK
CASH-IN DE-POSIT
MENU

Full Suite of Online Business Banking Tools

The Premier Bank for Small and Medium Size Businesses

1. **Dynamic Dashboard -** Personalized experience for your business and industry
2. **Payment Suite -** Bill Pay, wires, ACH, and international FX for fast and secure money movement
3. **Mobile Deposits -** Deposit checks instantly and securely from anywhere
4. **Fraud Protection -** Positive Pay for Checks and ACH
5. **User Permissions -** Control access, assign roles, and require dual approval
6. **Custom Account Alerts -** Stay updated on balances, activity, and thresholds
7. **Pocket CFO -** Insights, benchmarking, and accounting integrations (QuickBooks, Quicken, NetSuite Q3)



OLD GLORY BANK
Home
Transfers & Payments
Card Manager
Business Banking
Cash-IN Deposit
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Old Glory Nation
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ACCOUNTS
BUSINESS CHECKING
FREEDOM CHECKING
FREEDOM SAVINGS
LIBERTY BUSINESS SAVINGS
MONEY MANAGEMENT
JUN 2, 2025
$426,134
Open Business Insights
Account Setup
EUR
1,230,008.29
GBP
230,000.00
JPY
11,230,000
USD
0.00
RECENT ACTIVITY

OLD GLORY BANK
Money Owed To Me
36 Days
$3,632
Money I Owe
30 Days
$2,849
Revenue
$208,313
$208,663
$151,523
Expenses
$137,063
$143,990
$148,824
Gross Margin
86.18%
85.85%
Net Margin
34.2%
30.99%

Specialty Product: Old Glory Cash-IN

Deposit Cash at 88,000[1] Retail Locations

Removed Friction of Online Banking





Find payment locations near you
Redding
Easton
Lewisboro
Ridge
Weston
Wilton
Westport
Norwalk
Darien
Stamford
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66 STORES FOUND

88,000+ Locations

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OLD GLORY BANK
Make a Deposit
Freedom Spending x0002 $1326.34
Generate Barcode
How it Works
1. Visit a participating retail store.
2. Have the cashier scan your barcode.
3. Tell the cashier the amount you would like to deposit, between $20 and $1000.
4. Pay the cashier and take your receipt.
Find Locations Near Me

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OLD GLORY BANK
Present this barcode to the cashier
Depositing to: Freedom Spending x0002
TEST000000200063716836054181 86
Expires in 00:29:56
Generate new Barcode
Limit one transaction per barcode.
Deposit $20 - $1000 per transaction.
Limits of $1000/day and $4000/month.
For deposits under $200, a fee of $2.99 applies.
Click here for terms and conditions
Close

Cashier scans a barcode in our app

Cash is credited to account in 7 seconds

(1) Retail locations are available in OGB App and retailers are not affiliated, operated, or owned by Old Glory Bank

*Terms and Conditions Apply

Specialty Product: Old Glory Pay

Closed-Loop Payment Rails – operates outside of legacy card networks



11:07
OLD GLORY PAY
Hello Stephen
SH
$976.22
Checking: *****0000 (Default)
View Accounts
Completed Transactions
Pending
George Washington
MrPresident
+$500.00
Jul 28 2023
Betsy Ross
BetsyR1776
+$44.00
Jul 6 2023
George Washington
MrPresident
-$31.00
Jul 6 2023
Alexander Hamilton
FoundingFather
-$150.00
June 20, 2023
Alexander Hamilton
FoundingFather
+$76.00
June 14, 2023
William Driver
CaptainDriver18
+$20.00
June 2, 2023
Pay or Request

Peer-to-Peer (P2P) and **Peer-to-Merchant (P2M)** for Fiat payments

- Payments settle **instantly** – all the convenience and security of cash without the need for cash
- No third-party interference – proprietary rails
- Planned to continue as Closed-Loop Fiat solution to supplement OGB Stablecoin (OGBUSD) upon its launch(1)

(1) The implementation of OGB's planned crypto banking integration is subject to regulatory requirements and minimum capital requirements, which such minimum capital requirements being satisfied upon consummation of this De-SPAC

*Terms and Conditions Apply

Specialty Products:
Old Glory Alliance and Old Glory Home Loans





OLD GLORY
Alliance
BROWSE CAMPAIGNS
START NEW CAMPAIGN
ABOUT
MY ACCOUNT
Glory Alliance:
draising. Flag raising.
edom raising.
Campaign
Open An Old Glory Bank Account
My Alliance Campaigns
452
Total Donors
$30.73k
Total Funded
29
Active Campaigns

Home Loans by
OLD GLORY BANK®

Fundraising without Judgement

- Accepts Political and 527 Organizations
- Instant Merchant Processing

- VA, Conventional Fixed-Rate, and FHA Home Loans
- Refinance and Home Equity Loans

*Terms and Conditions Apply

Specialty Products for Veterans & First Responders



Charitable Round-
Up

Old Glory Protect

Protecting those who Product You

Free $100,000 line-of-duty death benefit for military, law enforcement, firefighters, and border patrol agents. Only $1,000 monthly Direct Deposit to qualify



Charitable Round-Up

Customers can round up debit transactions & contribute to outstanding organizations that support our heroes



Free Premium Checking

Interest-bearing accounts, with monthly fees waived for veterans

*Terms and Conditions Apply

Planned Unification of Crypto into Daily Banking(1)

Post De-SPAC

Consolidated Dashboard – Banking and Crypto on one screen

Easy on/off Blockchain – Easy for Main Street

OGBUSD –To issue Old Glory Bank Payment Stablecoin under GENIUS Act on ERC 20 Standard

(STaaS) Stablecoin as a Service – To provide Stablecoin services to companies not eligible to issue payment stablecoins under GENIUS Act

(LaL) Liquidity Access Lines – Self-Service Easy Loans











OGB
PRERELEASE Crypto Edition
Good Morning, Michael Staw (Personal)
Home
Transfers & Payments
Card Manager
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ACCOUNTS
FREEDOM CHECKING
$38,455.72
AVAILABLE BALANCE
CURRENT BALANCE
Quick Transfer
FREEDOM SAVINGS
$38,958.02
MY CRYPTO ASSETS
SEPOLIA
DEPOSIT TO YOUR ACCOUNT USING CRYPTO
INSTANT
How it works
Send crypto assets to the OGB Freedom Address below for immediate credit to your Freedom Checking account.
OGB Freedom Offramp
Copy Address
Patent Pending
CRYPTO PRICES
WBTC $89,682.00
ETH $3,187.76
BNB $861.46
SOL $132.63
MATIC $0.12
USDT $1.00
OGBUSD $1.00
Did you know that OGB makes it simple to use your crypto assets as loan collateral?
Click here for more info

PRIVATE STABLECOINS
PRIVACY
Create and manage your own private stablecoins backed 1:1 by your bank account
Create New Stablecoin
1 Owned
1 Active
100% USD Backed
HUSD
USD 1:1
50,000 Your Balance
50,000 Total Supply
Copy
MetaMask
Mint
Burn

DEPOSIT TO YOUR ACCOUNT USING CRYPTO
INSTANT
How it works
Send crypto assets to the OGB Freedom Address below for immediate credit to your Freedom Checking account.
OGB Freedom Offramp
Copy Address
Patent Pending

DIY Crypto Loans
Self-Service
Borrow OGBUSD against crypto collateral
Current Loans
Loan #32 Funded
1.00 WETH
$600.00
Healthy (53.78% used)
$515.72
Pay
Borrow More
New Loans
WETH (35% LTV)
Balance: 5.06
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MY CRYPTO ASSETS
SEPOLIA
0x8366...5570
Updated Just now
$565,713.59
Total Portfolio Value
OGBUSD 83,625.00 OGBUSD $83,625.00
Onramp/Buy...
Offramp/Sell...
WBTC Bitcoin @ $89,682.00
SOL Solana @ $132.63 521.34 SOL $69,145.28
USDT @ $1.00 39,985.06 USDT $39,985.06
ETH Ethereum @ $3,187.76 5.06 ETH $16,117.32
BNB @ $861.46 3.88 BNB $3,342.47
MATIC Polygon @ $0.12 799.88 MATIC $94.88

(1) The implementation of OGB's planned crypto banking integration is subject to regulatory requirements and approval, including minimum capital requirements, which such minimum capital requirements are expected to be satisfied upon consummation of this De-SPAC



2025 Customer Engagement and Acquisition

- 72% of Customers login every 3.22 days

- $1.5 Billion in Customer Transactions

- $180 Million in Debit Card Spend

- Fraud and Dispute Losses of only $414k in 2025

- Averaged 235 New Business Accounts per month in 2025



Less than 35% of Customers come from Paid Media

Earned Media	Paid Media	Search Engine	Referral	Social Media
22%	34%	3%	31%	10%

*Terms and Conditions Apply

OLD GLORY BANK

Potential Addressable Market in the Crypto Community

Large Under-Served and Growing Market

	Pro-America Consumers	Value-Driven SMBs & Entrepreneurs	Protectors [3]
Want	Freedom of speech & personal choice	Cancel-proof payment solutions and fundraising platforms	Committed to service, duty & protecting American communities
Concern	Censorship and cancel culture	Payment processors and platforms imposing restrictions	Institutions that fail to honor their sacrifice
Solution	**Everyday banking that works**—free accounts, early pay, no-fee overdrafts—without sacrificing privacy or risking cancellation	**Cancel-proof payment solutions and Stablecoins** -- lower fees, instant settlement, and fly over the top of the Federal Reserve	**A bank that offers benefits** like free $100K line-of-duty coverage for **Protectors and free Premium products for Veterans**
Data Points	**72%** of Americans say cancel culture is "out of control"[1]	**99.9%** of all businesses in the US are small businesses[2]	**~4.7 M** Protectors in the U.S. [3][4][5][6][7]

(1) https://www.rasmussenreports.com/public_content/politics/partner_surveys/crosstabs_cancel_culture_october_27_28_2021 (2) https://advocacy.sba.gov/wp-content/uploads/2023/03/Frequently-Asked-Questions-About-Small-Business-March-2023-508c (3) Protectors consist of military, law enforcement, firefighters, and border patrol agents. (4)) https://usafacts.org/articles/how-many-people-are-in-the-us-military-a-demographic-overview/ (5) https://datausa.io/profile/soc/police-officers (6) https://www.nfpa.org/education-and-research/research/nfpa-research/fire-statistical-reports/number-of-firefighters-in-the-us (7) https://www.cbp.gov/newsroom/stats/typical-day-fy2022

19

OLD GLORY BANK

Transaction Overview

OGB entered into a Business Combination Agreement with DAAQ at a $250 million implied enterprise value

Summary

- Pro Forma Equity Value of $530.0M and Implied Pro Forma Enterprise Value of $316.3M
- The transaction structure includes a targeted $50M raise from PIPE investors and an estimated $176M in DAAQ Trust [1]
- Existing OGB shareholders to roll $250M into the pro forma company
- Expected transaction close is Q2 2026, subject to customary closing conditions

Illustrative Pro-Forma Ownership[1] [3]



- Target Shareholders — 47%
- PIPE Investors — 9%
- SPAC Shareholders — 33%
- SPAC Sponsor — 11%

Sources and Uses ($M)

$ in Millions

Sources	
Equity Consideration To Target	$250.0
SPAC Trust Proceeds [1]	176.0
PIPE Proceeds	50.0
Total Sources	**$476.0**

Uses	
Equity Rollover To Target	$250.0
Cash to Balance Sheet	210.6
Transaction Expenses	15.5
Total Uses	**$476.0**

Pro Forma Valuation[3]

Shares Outstanding (Millions)[1]	53.0
Share Price ($)	$10.00
Implied Pro Forma Equity Value	$530.0
Less: Net Cash [2]	($213.7)
Implied Enterprise Value	**$316.3**

(1) Assumes no redemptions from DAAQ cash in trust account (2) $3.5M in net cash on Old Glory Bank's balance sheet at closing of the business combination, before the impact of redemptions or additional financing. Excludes interest earned in trust. (3) Charts and tables exclude 8.63M public warrants and 5.45M private placement warrants

OLD GLORY BANK

Risk Factors

Risks Related to Old Glory Bank's business
- In order to continue to grow deposits to achieve certain assumptions of Management and achieve profitability, Old Glory Bank will need the financing that this transaction provides upon closing.
- Becoming profitable depends substantially on Old Glory Bank's ability to open new bank accounts at a customer acquisition cost that is generally in accordance with its historical success.
- On May 1, 2024, Old Glory Bank consented to the issuance of a Consent Order by the FDIC and the Oklahoma State Banking Department (OSBD), FDIC-24-0016b (the "Consent Order"). Although this Consent Order does not require the payment of any fine or impose any penalty, and did not require the change in any business or activity, or otherwise limit Old Glory Bank's growth if adequately capitalized, it did mandate that Old Glory Bank fully adopt, operationalize, and audit the many written policies that did not yet exist in 2023, all of which have since been satisfied. This Consent Order also provided that Old Glory Bank's Tier 1 Leverage Ratio be at 14%, which Management believes will be changed to an industry standard ratio of 8% or 9% upon the successful consummation of this transaction. Management notes that the Community Bank Leverage Ratio otherwise available to banks with less than $10 billion in assets is 9%.
- Negative public opinion could damage Old Glory Bank's reputation and adversely affect its earning potential.
- If Old Glory Bank fails to continue to maintain a consistently high level of consumer satisfaction and trust in its brand, Old Glory Bank's financial condition could be materially and adversely affected.
- Old Glory Bank is reliant on earned media and social media to connect with consumers, and limitations on Old Glory Bank's ability to obtain new customers through those channels could adversely affect its profitability.
- Fluctuations in interest rates by the Federal Reserve Board may reduce net interest income and otherwise negatively impact Old Glory Bank's financial condition and results of operations.
- Because Old Glory Bank is a rapidly growing bank, it has a very small loan portfolio (currently less than 4% of assets), and Old Glory Bank's net interest income is dependent on the interest that the Federal Reserve pays Old Glory Bank and interest paid from on its portfolio of various treasuries and securities.
- The small and medium sized businesses that Old Glory Bank lends to may have fewer resources to weather a downturn in the economy, which may impair a borrower's ability to repay a loan to Old Glory Bank, which could materially harm its operating results if Old Glory Bank substantially increased its loan portfolio.
- Old Glory Bank is limited in the amount it can loan to a single borrower by the amount of its capital, but this limit will no longer be a market factor upon the consummation of this transaction.
- Old Glory Bank's financial condition, earnings and asset quality could be adversely affected if it is required to repurchase loans originated for sale by our residential lending department, although since the launch of its home loan group in 2024, Old Glory Bank has never had to repurchase a loan.
- The principal business of the company is the business and activities of Old Glory Bank. If Old Glory Bank is unable to reach a "critical mass" of bank account openings, debit card users, and a safe and sound loan portfolio, to support its full-service operations serving customers in all 50 states, the Company will not be able to achieve its financial goals.

Risks Related to Regulatory Matters
- Old Glory Bank is currently subject to stringent capital requirements, and its failure to meet such requirements could limit its activities, if Management is not able to cause such limits to be adjusted to industry standards.
- All banks, including Old Glory Bank, are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and failure to comply with these laws could lead to sanctions.
- Old Glory Bank faces industry typical risks of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Technological Risks
- Technology disruptions or failures, including a failure in Old Glory Bank's operational or security systems or infrastructure, or those of third parties with whom Old Glory Bank does business, could disrupt our business, cause legal or reputational harm and adversely impact Old Glory Bank's results of operations and financial condition.
- Cyberattacks and other data and security breaches could result in serious harm to Old Glory Bank's reputation and adversely affect its business.
- The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

Risks Related to DAAQ and the Potential Business Combination
- The conditions to complete the Potential Business Combination may not be satisfied or may be waived.
- In order for the Potential Business Combination to close, in addition to other regulatory and governmental approvals that must be obtained by each of DAAQ and Old Glory Bank, among others, the shareholders of DAAQ and Old Glory Bank will be required to approve the transaction on the terms set out in the definitive agreement. There can be no guarantee that such approval will be obtained.
- DAAQ Sponsor LLC (the "Sponsor") and certain DAAQ shareholders affiliated with the Sponsor have agreed to vote in favor of the Potential Business Combination, regardless of how DAAQ's public shareholders vote.
- The Sponsor and certain directors and officers of DAAQ have interests in the Potential Business Combination that are different from or are in addition to public shareholders, which may include direct or indirect ownership of DAAQ's founder shares and/or private placement warrants, each of which will lose their value if an initial business combination is not consummated.
- DAAQ's Board has potential conflicts of interest in recommending that shareholders vote in favor of approval of the Potential Business Combination proposal and approval of the other proposals in connection therewith.
- Old Glory Bank's shareholders and DAAQ's shareholders will experience dilution as a consequence of the Potential Business Combination.
- Future resales of the combined company's outstanding shares may cause the market price of its securities to drop significantly, even if the combined company's business is doing well.
- We cannot assure you that the combined company's or DAAQ's stock price will not decline or not be subject to significant volatility.
- The ability of DAAQ's remaining public shareholders to exercise redemption rights with respect to DAAQ's outstanding public shares could increase the possibility that the Potential Business Combination would limit the combined company's public float following the Potential Business Combination.
- Old Glory Bank and DAAQ will be subject to business uncertainties and contractual restrictions once documentation for the Potential Business Combination is executed.
- DAAQ cannot assure you that its due diligence investigation of Old Glory Bank's business has identified all material issues or risks associated with us, our business, or the industry in which we operate. Additional information may later arise in connection with the preparation of the Registration Statement and proxy materials or after the consummation of the Potential Business Combination. If DAAQ's due diligence investigation of our business was inadequate, then shareholders of DAAQ following the Potential Business Combination could lose some or all of their investment.
- There can be no assurance that the combined company following the closing of the Potential Business Combination will be able to comply with the continued listing standards of Nasdaq. Further, there is no guarantee that an active and liquid public market for the combined company's shares will develop.
- If, following the Potential Business Combination, securities or industry analysts do not publish or cease publishing research or reports about the combined company, its business, or its market, or if they change their recommendations regarding the combined company's shares adversely, then the price and trading volume of the combined company's shares could decline.

Risk Factors Cont.

- The combined company may be unable to obtain additional financing to fund its operations or growth.
- DAAQ is an "emerging growth company" within the meaning of the Securities Act, and we believe that the combined company will qualify as an emerging growth company following the Potential Business Combination. DAAQ and the combined company intend to take advantage of certain exemptions from disclosure requirements available to emerging growth companies, which could make their securities less attractive to investors and may make it more difficult to compare performance with other public companies.
- We and DAAQ will incur significant transaction costs in connection with the Potential Business Combination.
- In connection with the Potential Business Combination, the Sponsor and DAAQ's officers, directors, advisors or their respective affiliates may elect to purchase Class A ordinary shares from public shareholders, which may reduce the public float of the combined company's shares.
- Other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the Registration Statement on Form S-4 to be filed in connection with the Potential Business Combination or in other documents filed by DAAQ and the combined company with the SEC.

OLD GLORY BANK

Thank You

"The genius of Roger Ailes and Rupert Murdoch was that they identified a **niche** … that was **half the American people**."   Charles Krauthammer